Wholly-owned Subsidiaries	State of Incorporation

LQD Adrenalina, LLC	Florida
Extreme Publishing, LLC	Florida
Liquid Publishing, LLC	Florida
Miami Music & Records, LLC	Florida
Indika, LLC	Florida
Time Code Productions, LLC	Florida
Adrenalina Films, LLC	Florida